SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SciClone Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

80862K104
(CUSIP Number)

Man Group plc Riverbank House 2 Swan Lane London EC4R 3AD United Kingdom Attention: Michelle Robyn Grew, Chief Administrative Officer +44 20 7144 7245
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80862K104	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Man Group plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 80862K104	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on July 27, 2017 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the with respect to the common stock, par value $0.001 per share (the "Common Stock"), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 4 and 5 as set forth below. This is the final amendment to the Schedule 13D and constitutes an "exit filing" for the Reporting Person.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

As of October 13, the Reporting Person no longer may be deemed to beneficially own any shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 13, 2017, pursuant to the terms of the Merger Agreement, Silver Biotech Investment Limited ("Holdco") completed its acquisition of the Issuer through the merger of Silver Delaware Investment Limited with and into the Issuer, with the Issuer continuing after the Merger as the surviving corporation and subsidiary of Holdco.

At the effective time of the Merger (the "Effective Time"), each share of the Common Stock issued and outstanding immediately prior to the Effective Time (other than certain shares) was converted into the right to receive $11.18 in cash, without interest. Accordingly, as of the Effective Time, the Reporting Person no longer beneficially owns any shares of Common Stock.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) – (b)	As of the close of business on the date hereof, the Reporting Person no longer may be deemed to beneficially own any shares of Common Stock.

(c)	Except as set forth in Item 4, the Reporting Person did not affect any transactions in the Common Stock during the past sixty days.

(d)	No person, other than the Reporting Person, the Investment Managers and the Funds, is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock.

(e)	October 13, 2017.

CUSIP No. 80862K104	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2017

MAN GROUP PLC

By: /s/ Michelle Robyn Grew
Name: Michelle Robyn Grew
Title: Chief Administrative Officer